EXHIBIT 12.1

Accellent Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Predecessor			Successor
	Year Ended December 31,	Period From January 1 to November 22,	Period From November 23 to December 31	Year Ended December 31	Year Ended December 31,	Year Ended December 31,
	2004	2005	2005	2006	2007	2008
Pre-tax loss	$(2,137)	$(76,497)	$(22,024)	$(13,252)	$(119,740)	$(8,627)
Interest expense, net	26,879	43,233	9,301	65,338	67,367	65,257
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Interest portion of rent	1,874	2,184	292	2,370	2,401	2,394
Earnings (loss)	26,616	(31,080)	(12,431)	54,456	(49,972)	59,024

Fixed charges	$28,753	$45,417	$9,593	$67,708	$69,768	$67,651
Ratio	—	—	—	—	—	—
Deficiency	$2,137	$76,497	$22,024	$13,252	$119,740	$8,627